September 06, 2022

Via EDGAR (filed as Correspondence)

David Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Xylem Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 25, 2022
Form 8-K furnished August 2, 2022
File No. 001-35229

Dear Mr. Edgar and Ms. Collins:
We are in receipt of the comments provided by the staff of the Securities and Exchange Commission (the "Staff") by letter dated August 22, 2022 regarding the above-referenced filings of Xylem Inc. ("Xylem," the "Company," "our," or "we"). This letter confirms our conversation with Mr. Edgar on September 1, 2022, in which the Company requested and the Staff consented to an extension for the Company to respond to the Staff’s comment letter until on or about September 20, 2022.

We appreciate the Staff’s cooperation in this matter.

If you have any questions or comments, please feel free to contact Sandy Rowland at sandy.rowland@xylem.com or myself at geri.mcshane@xylem.com or by phone at (914) 323-5700.

Sincerely,

/s/ Geri McShane
Geri McShane
Vice President, Controller and Chief Accounting Officer
cc:    Sandy Rowland, Senior Vice President and Chief Financial Officer, Xylem Inc.
Dorothy Capers, Senior Vice President, General Counsel, Xylem Inc.
Jim Fahey, Engagement Partner, Deloitte & Touche LLP